

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

James Green
Chief Executive Officer
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, MA 01746-1371

> **Re: Harvard Bioscience, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2023**
> **File No. 001-33957**

Dear James Green:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program